Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

Kenneth W. Major,

I, Ken Major, of 12576 — 206 St, Maple Ridge, BC, do hereby certify that:
I am a Mineral Process Consultant.

This certificate applies to the technical report "Preliminary Economic Assessment Of The Kemess Underground Project British Columbia, Canada" dated July 22, 2011, (the "Technical Report").

I am a Metallurgical Engineering graduate from McGill University and have over 35 years of operations and engineering experience in the field of mineral processing. I am a registered professional engineer in the Province of British Columbia. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I have made numerous visits to the Kemess mine with the most recent being in May 2009 for 3 days to provide engineering services for mill optimization opportunities.

I am responsible for sections 13, Mineral Processing and Metallurgical Testing, and 17, Recovery Methods, of the Technical Report.

I was the Project Manager for Hatch Engineering for the Kemess North Feasibility Study completed in January 2005.

I am independent of the issuer, applying all tests in section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101 F1, and the parts of the Technical Report that I am responsible for have been prepared in compliance with that instrument and form.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the technical report I am responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Maple Ridge, BC, the 8th day of September, 2011.

(signed) Kenneth W. Major
Kenneth W. Major